ScanHash LLC
Statements of Changes in Members' Equity
From January 1, 2020 to December 31, 2022
(Unaudited)

	Paid In Capital	Retained Earnings	Total Members' Equity
Balance, January 1, 2020	$ -	$ -	$ -
Net income (loss)			
Balance, December 31, 2020	-	-	-
Net income (loss)			
Balance, December 31, 2021	-	-	-
Proceeds from the issuance of common units	26,648		26,648
Stock-based compensation	425,000		425,000
Net loss		(540,400)	(540,400)
Balance, December 31, 2022	$ 451,648	$ (540,400)	$ (88,752)